

Mail Stop 6010

February 24, 2009

Via U.S. Mail

Mr. James B. Huff
Chief Financial Officer
Universal Security Instruments, Inc.
7-A Gwynns Mill Court
Owings Mills, MD   21117

> **Re: Universal Security Instruments, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Filed July 8, 2008**
> **File No. 1-31747**

Dear Mr. Huff:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief